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FORM 6–K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED JUNE 30, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/    Form 40-F / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): / /

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / /    No /X/

F O R M 6 K

for the six months
ended June 30 of
Fiscal Year 2004

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6–K

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2003 AND JUNE 30, 2004

	December 31, 2003	June 30, 2004 (Unaudited)	June 30, 2004 (Unaudited)
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	299,937	259,992	$316,644
Accounts receivable—net	353,516	454,239	553,218
Sales and income taxes receivable	34,259	13,969	17,012
Inventories	404,216	388,201	472,789
Prepaid expenses and other	50,714	75,739	92,243
Net deferred tax assets—current	124,451	118,946	144,865

Total current assets	1,267,093	1,311,086	1,596,772

PROPERTY, PLANT AND EQUIPMENT—net	497,435	501,882	611,242

OTHER ASSETS
Goodwill	1,328,914	1,330,272	1,620,138
Intangible assets—net	764,698	776,141	945,262
Investments	13,055	13,871	16,894
Other assets	41,481	30,342	36,954

Total other assets	2,148,149	2,150,626	2,619,248

TOTAL	3,912,676	3,963,594	$4,827,262

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	516,905	338,920	$412,771
Current portion of notes payable	0	0	0
Current portion of long-term debt	390,935	334,665	407,589
Accounts payable	178,616	202,013	246,032
Accrued expenses and other	218,388	252,357	307,345
Accrual for customers' right of return	7,423	8,289	10,095
Income taxes payable	11,011	18,205	22,171

Total current liabilities	1,323,278	1,154,449	1,406,003

LONG TERM LIABILITIES
Notes payable	238,152	246,326	300,000
Long term debt	624,340	741,068	902,547
Liability for termination indemnities	47,241	49,781	60,628
Net deferred tax liabilities—non current	161,102	169,741	206,728
Other	124,157	130,870	159,386

Total long term liabilities	1,194,992	1,337,786	1,629,289

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	19,872	23,639	28,789

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—454,477,033 and 454,590,433 ordinary shares authorized and issued at December 31, 2003 and June 30, 2004, respectively; 448,042,247 and 448,115,647 shares outstanding at December 31, 2003 and June 30, 2004, respectively.	27,269	27,275	33,219
Additional paid-in capital	36,275	37,180	45,282
Retained earnings	1,619,313	1,673,993	2,038,756
Accumulated other comprehensive income (loss)	(238,335)	(220,740)	(268,840)

Total	1,444,521	1,517,708	1,848,417
Less—Treasury shares at cost; 6,434,786 shares at December 31, 2003 and June 30, 2004.	69,987	69,987	85,237

Shareholders' equity	1,374,534	1,447,721	1,763,179

TOTAL	3,912,676	3,963,594	$4,827,262

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.2179 on June 30, 2004 (see Note 6).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

	2003	2004	2004
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	1,411,502	1,563,934	$1,904,715
COST OF SALES	433,100	483,321	588,637

GROSS PROFIT	978,402	1,080,613	1,316,079

OPERATING EXPENSES:
Selling and advertising	616,642	659,285	802,943
General and administrative	138,516	162,092	197,412

Total	755,158	821,376	1,000,354

INCOME FROM OPERATIONS	223,244	259,237	315,724

OTHER INCOME (EXPENSE):
Interest income	2,403	2,169	2,642
Interest expense	(22,823)	(24,380)	(29,692)
Other—net	(7,545)	1,583	1,928

Other income (expense) net	(27,965)	(20,628)	(25,123)

INCOME BEFORE PROVISION FOR INCOME TAXES	195,279	238,609	290,601
PROVISION FOR INCOME TAXES	58,691	83,523	101,722

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	136,589	155,086	188,879
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	3,306	4,943	6,020

NET INCOME	133,283	150,143	$182,859

EARNINGS PER SHARE:
Basic	0.30	0.34	$0.41

Diluted	0.30	0.33	$0.41

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	449,398.3	448,112.9
Diluted	450,547.5	450,033.8

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.

(2)
Translated at the Noon Buying Rate of Euro 1.00 = US$1.2179 on June 30, 2004 (see Note 6).

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED)

			Additional Paid-in Capital			Accumulated Other Comprehensive Income (loss)		Consolidated Shareholders' Equity
	Common Stock			Retained Earnings	Comprehensive Income (loss)		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES,
January 1, 2004	454,477,033	27,269	36,275	1,619,313		(238,335)	(69,987)	1,374,534
Exercise of stock options	113,400	6	905					910
Translation adjustment						16,903	16,903	16,903
Other						692	692	692
Net income				150,144	150,144			150,144

Comprehensive income					167,739

BALANCES,
June 30, 2004	454,590,433	27,275	37,180	1,673,993		(220,740)	(69,987)	1,447,721

Comprehensive income					$204,289

(Thousand of US dollars)(1)
BALANCES,
June 30, 2004	454,590,433	$33,219	$45,282	$2,038,756		$(268,840)	$(85,237)	$1,763,179

(Thousand of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.2179 on June 30, 2004 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED)

	2003	2004	2004
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	133,283	150,143	$182,859

Adjustments to reconcile net income to net
cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries	3,306	4,943	6,020
Depreciation and amortization	64,465	71,565	87,159
Provision (Benefit) for deferred income taxes	(3,734)	1,898	2,312
Gains (Losses) on disposal of fixed assets—net	48	0	0
Termination indemnities matured during the period—net	855	2,593	3,157
Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable	(38,224)	(97,941)	(119,282)
Prepaid expenses and other	9,664	7,586	9,239
Inventories	11,578	19,039	23,187
Accounts payable	(4,813)	22,130	26,952
Accrued expenses and other	(7,434)	21,458	26,134
Accrual for customers' right of return	320	617	752
Income taxes payable	(18,621)	7,044	8,579

Total adjustments	17,411	60,932	74,208

Cash provided by operating activities	150,693	211,075	$257,067

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(28,670)	(38,972)	$(47,464)
Disposals	0	0	0
Purchase of business (net of cash acquired)	(23,708)	0	0
Increase in investments	0	0	0
Increase in intangible assets	(27,498)	(1,526)	(1,858)

Cash used in investing activities	(79,877)	(40,497)	(49,321)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	125,000	370,000	450,623
Repayments	(185,736)	(312,166)	(380,187)
Increase (Decrease) overdraft balances	98,924	(177,604)	(216,304)
Purchase of treasury shares	(45,440)	0	0
Exercise of stock options	248	912	1,111
Dividends	0	(95,464)	(116,266)

Cash provided by (used in) financing activities	(7,004)	(214,322)	(261,022)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	63,813	(43,745)	(53,277)
CASH AND EQUIVALENTS, BEGINNING OF THE PERIOD	151,418	299,937	365,293

Effect of exchange rate changes on cash and cash equivalents,	(8,755)	3,798	4,626

CASH AND EQUIVALENTS, END OF THE PERIOD	206,477	259,992	$316,642

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	20,351	21,173	$25,786
Cash paid during the period for income taxes	63,043	47,073	$57,330

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.2179 on June 30, 2004 (see Note 6).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of June 30, 2004 and the related statements of consolidated income and cash flows for the six months ended June 30, 2003 and 2004 and the statement of consolidated shareholders' equity for the six months ended June 30, 2004 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated balance sheet at June 30, 2004, the statement of consolidated income and cash flows for the six months ended June 30, 2003 and 2004, and the statement of consolidated shareholders' equity for the six months ended June 30, 2004, are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the six months ended June 30, 2003 and 2004 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted. The consolidated financial statements as of and for the six months ended June 30, 2004 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the operating results for the full year.

2.  ACQUISITION OF OPSM

        On June 16, 2003, our wholly-owned subsidiary, Luxottica South Pacific Pty Limited, commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd ("OPSM"), the largest eyewear retailer in Australia. On September 2, 2003, the cash offer was successfully completed and closed. At the close of the offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitled the Company to require the cancellation of all the options and performance rights still outstanding. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM's shares on August 8, 2003, OPSM's financial position and results of operations are reported in our consolidated financial statements since August 1, 2003.

        Under U.S. GAAP the purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition.

        The purchase price has been allocated as follows (Thousands of Euro):

Assets purchased:

Cash and cash equivalents	5,990
Inventories	23,623
Property, plant and equipment	49,781
Prepaid expenses and other current assets	7,433
Accounts receivable	1,064
Trade name (useful life of 25 years, no residual value)	141,195
Other assets including deferred tax assets	13,631
Liabilities assumed:
Accounts payable and accrued expenses	(36,049)
Other current liabilities	(11,426)
Deferred tax liabilities	(42,359)
Minority Interest	(11,246)
Bank overdraft	(42,914)

Fair Value of Net Assets	98,723
Goodwill	154,953

Total Purchase Price	253,676

        Certain consolidated adjusted financial information for the six month period ending June 30, 2003, giving effect to the OPSM acquisition as if it occurred on January 1, 2003, is disclosed in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation for the six months ended June 30, 2003 and 2004".

3.  INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2003	June 30, 2004

Raw materials	62,209	63,371
Work in process	25,363	26,568
Finished goods	316,644	298,262

Total	404,216	388,201

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

5.  STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 12,989,600 ordinary shares of the Company were outstanding at June 30, 2004. Outstanding options granted under the Company's Stock Option Plans (12,019,600 ordinary shares) become exercisable in three equal annual installments and expire on or before January 31, 2013. During the first six months of 2004, 113,400 options were exercised. Options granted under the Company's Incentive Plans (970,000 ordinary shares) vest and become exercisable only if certain financial performance measures are met over the three year period ending December 2004. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized for shares issued under the Stock Option Plans because each option's exercise price was equal to the fair market value of the underlying stock on each date of grant. Compensation expense will be recognized for the options issued under the Company's Incentive Plans based on the market value of the underlying ordinary shares when the number of shares to be issued is known.

6.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the six months ended June 30, 2004, are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.2179, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at June 30, 2004. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.  INCOME TAXES

        The Company's 2003 and 2004 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2003 AND 2004

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2003, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters"), Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut") and, since August 2003, OPSM Group Ltd. As of June 30, 2004, LensCrafters operated 880 stores located in the United States, Canada and Puerto Rico, Sunglass Hut operated 1,862 stores located in North America, Europe and Australia, and OPSM operated 595 stores located in Australia, New Zealand, Hong Kong, Singapore and Malaysia.

        Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our Retail Division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

        The Company's results of operations, which are reported in Euro, are susceptible to currency fluctuations between the Euro and the U.S. Dollar due to its significant U.S. retail business. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the six months ended June 30, 2003 of Euro 1.00 = U.S. $1.1049 to Euro 1.00 = U.S. $1.2273 in the six months ended June 30, 2004. Additionally, with the acquisition of OPSM, the Company's results of operations have also been rendered susceptible to currency fluctuation between the Euro and the Australian Dollar. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have negatively impacted the Company's reported revenues and expenses during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        In September 2003, through the completion of a tender and subsequent merger, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitled the Company to require the cancellation of all the options and performance rights still outstanding. The aggregate purchase price for the OPSM shares, performance rights and options was A$ 442.7 million (Euro 253.7 million based on the exchange rate in effect at such time). The acquisition was accounted for under the purchase method and the financial condition and results of operations of OPSM have been included in the Company's consolidated results since August 1, 2003.

        On January 26, 2004, the Company and Cole National Corporation ("Cole") jointly announced that they had entered into a definitive merger agreement dated as of January 23, 2004, as amended on June 2, 2004 and on July 14, 2004, with the unanimous approval of the Boards of Directors of both companies. Under the amended agreement, the Company will acquire all of the outstanding shares of Cole for a cash purchase price of U.S. $27.50 per share, plus an additional amount at the rate of four percent per annum from and after July 22, 2004, the date on which Cole's stockholders approved the merger agreement, through the date of closing of the merger, together with the purchase of all outstanding options and similar equity rights at the same price per share, less their respective exercise prices. On September 24, 2004, the U.S. Federal Trade Commission cleared the merger for closing without imposing any conditions. As a result, the merger is scheduled to close on October 4, 2004, subject only to customary conditions expected to be satisfied on the closing date, and the cash purchase price to be paid on such date will be $27.72 per share, which includes the stipulated four percent per annum additional interest amount. Cole is a provider of vision care products and services, including managed vision care programs and personalized gifts, with 2,944 retail locations in the U.S., Canada and Carribean.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Six months ended June 30,

	2003 (Thousand of Euro)%		2004 (Thousand of Euro)%

Net sales	1,411,502	100.0	1,563,934	100.0
Cost of sales	433,100	30.7	483,321	30.9

Gross profit	978,402	69.3	1,080,613	69.1
Selling, general and administrative expense	755,158	53.5	821,376	52.5

Income from operations	223,244	15.8	259,237	16.6
Other expense (income)—net	27,965	2.0	20,628	1.3
Provision for income taxes	58,691	4.2	83,523	5.3
Minority interests	3,306	0.2	4,943	0.3

Net income	133,283	9.4	150,143	9.6

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, and include the results of operations of OPSM for the six-month period ended June 30, 2003. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first six months of 2004 and the first six months of 2003 are calculated using for each currency the average exchange rate for the six-month period ended June 30, 2003.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company.

	1H 03 U.S. GAAP results	1H 04 U.S. GAAP results	Adjustment for constant exchange rates	1H 04 adjusted results
	(in millions of Euro)

Consolidated net sales	1,411.5	1,563.9	91.5	1,655.4
Manufacturing/Wholesale net sales	573.0	611.0	17.9	628.9
Less: intercompany sales	-101.5	-93.7	-7.8	-101.5
Wholesale sales to third parties	471.5	517.3	10.1	527.4
Retail net sales	940.0	1,046.6	81.4	1,128.0

        The results of operations for the six months ended June 30, 2004 include the results of operations of OPSM. Since the consummation of the OPSM acquisition did not occur until August 2003, the results of operations for the six months ended June 30, 2003 exclude the results of operations of OPSM. Because of this significant change, the Company has included the following table of consolidated adjusted sales and operating income for the six months ended June 30, 2003. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2003 and 2004 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.
the consolidated results of OPSM for the six month period ended June 30, 2003, prior to the acquisition are included in the adjusted amounts; and

2.
the elimination of wholesale sales to OPSM from Luxottica Group entities for the six month period ended June 30, 2003.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of January 1, 2003.

        The following table reflects the Company's consolidated net sales and income from operations for the six-month period year ended June 30, 2003 as reported and as adjusted:

	1H 03 U.S. GAAP results	Adjustment for OPSM	1H 03 adjusted results
	(in millions of Euro)

Consolidated net sales	1,411.5	140.5	1,552.0
Consolidated income from operations	223.2	7.6	230.8

        Net Sales—Net sales increased 10.8 percent to Euro 1563.9 million during the first six months of 2004, as compared to Euro 1411.5 million for the same period of 2003. At constant exchange rates between the periods, net sales would have increased by 17.3 percent during the first six months of 2004, as compared to the same period of 2003. This increase was partially due to the consolidation of OPSM's results in the first six months of 2004. The following table summarizes the combined effect on consolidated net sales of exchange rates and the OPSM acquisition to allow a comparison of operating performance on a consistent basis:

	Consolidated Net Sales
	1H 03	1H 04	% change
	(in millions of Euro)

US GAAP results	1,411.5	1,563.9	+10.8%
Exchange rate effect		91.5
Constant exchange rate	1,411.5	1,655.4	+17.3%
OPSM results in 2003	140.5
Consistent basis	1,552.0	1,655.4	+6.7%

        The 6.7 percent increase in net sales on a consistent basis in the first six months of 2004 as compared to the same period of 2003 is mainly attributable to the additional sales of Ray-Ban brand, the new Prada and Versace product lines, which sales began after the first quarter of 2003, and the increased sales of our retail division.

        During the first six month of 2004, net sales in the retail segment accounted for approximately 66.9 percent of total net sales, as compared to approximately 66.6 percent of total net sales in the same period of 2003.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM, increased 11.3 percent to Euro 1046.6 million for the first six months of 2004 from Euro 940.0 million for the same period of 2003. This increase was primarily due to the inclusion of the results of OPSM, partially offset by the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales during the first six months of 2004 would have increased by 20.0 percent as compared to the same period of 2003. The following table summarizes the combined effect on retail segment net sales of exchange rates and the OPSM acquisition, to allow a comparison of operating performance on a consistent basis:

	Retail Segment Net Sales
	1H 2003	1H 2004	% change
	(in millions of Euro)

US GAAP results	940.0	1,046.6	+11.3%
Exchange rate effect		81.4
Constant exchange rate	940.0	1,128.0	+20.0%
OPSM results in 2003(1)	141.2
Consistent basis	1,081.2	1,128.0	+4.3%

(1)
This effect differs from the one relevant to consolidated net sales (Euro 140.5 million) because it is gross of inter-segment elimination.

        Comparable store sales during the first six months of 2004 increased 4.2 percent as compared to the same period of 2003.

        Net sales to third parties in the manufacturing and wholesale segment increased 9.7 percent to Euro 517.3 million for the first six months of 2004 as compared to Euro 471.5 million in the same period of 2003. Assuming constant exchange rates, wholesale sales to third parties for the first six months of 2004 would have increased by 12.0 percent as compared to the same period of 2003. This increase was mainly attributable to the additional sales of our Ray-Ban brand and the new Prada and Versace product lines, which sales began after the first quarter of 2003.

        On a geographic basis, operations in the United States and Canada resulted in net sales of Euro 923.8 million during the first six months of 2004, comprising 59.1 percent of total net sales, a decrease of Euro 48.0 million from the same period of 2003. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, operations in the United States and Canada resulted in an increase of net sales of U.S. $60.0 million as compared to the same period of 2003). Net sales for the rest of the world accounted for the remaining Euro 640.1 million of net sales during the first six months of 2004, which represented a 45.6 percent increase as compared to the same period of 2003. This increase was mainly due to the inclusion of OPSM sales for the first six month period of 2004.

        Cost of Sales—Cost of sales increased 11.6 percent to Euro 483.3 million in the first six months of 2004, from Euro 433.1 million in the same period of 2003, and increased as a percentage of net sales to 30.9 percent from 30.7 percent, respectively. Manufacturing labor costs increased 1.2 percent to Euro 127.1 million in the first six months of 2004, from Euro 125.6 million in the same period of 2003. As a percentage of net sales, cost of labor decreased to 8.1 percent in the first six months of 2004 from 8.9 percent in the same period of 2003. For the first six months of 2004, the average number of frames produced daily in Luxottica's facilities (including Tristar) was approximately 123,000 as compared to 122,000 for the same period of 2003.

        Gross Profit—For the reasons outlined above, gross profit increased 10.4 percent to Euro 1,080.6 million in the first six months of 2004, from Euro 978.4 million in the same period of 2003. As a percentage of net sales, gross profit decreased to 69.1 percent in the first six months of 2004 from 69.3 percent in the same period of 2003.

        Operating Expenses—Total operating expenses increased 8.8 percent to Euro 821.4 million in the first six month of 2004, from Euro 755.2 million in the same period of 2003. As a percentage of net sales, operating expenses decreased to 52.5 percent in the first six months of 2004 from 53.5 percent in the same period of 2003.

        Selling, royalty and advertising expenses increased 6.9 percent to Euro 659.3 million during the first six months of 2004, from Euro 616.6 million in the same period of 2003. As a percentage of net sales, these expenses decreased to 42.2 percent in the first six months of 2004 from 43.7 percent in the same period of 2003. This decrease is primarily attributable to cost savings in our North American retail division.

        General and administrative expenses, including intangible asset amortization, increased 17.0 percent to Euro 162.1 million in the first six months of 2004 from Euro 138.5 million in the same period of 2003. As a percentage of net sales, general and administrative expenses increased to 10.4 percent in the first six months of 2004 from 9.8 percent in the same period of 2003. This increase was primarily due to the consolidation of OPSM.

        Income from Operations—Income from operations for the first six months of 2004 increased 16.1 percent to Euro 259.2 million, from Euro 223.2 million in the same period of 2003. As a percentage of net sales, income from operations increased to 16.6 percent in the first six months of 2004 from 15.8 percent in the same period of 2003. On a consolidated adjusted basis, including OPSM's results for the six-month period ended June 30, 2003, the increase in income from operations in the first six months of 2004 would have been 12.3 percent as compared to the same period of 2003, as adjusted (see following table).

	Consolidated Income from Operations
	1H 03	1H 04	% change
	(in millions of Euro)

US GAAP results	223.2	259.2	+16.1%
% of net sales	15.8%	16.6%
OPSM results in 2003	7.6
Consistent basis	230.8	259.2
% of net sales	14.9%	16.6%	+12.3%

        Operating margin in the manufacturing and wholesale distribution segment increased to 23.0 percent in the first six months of 2004, from 22.0 percent in the same period of 2003.

        Operating margin in the retail segment increased to 13.7 percent in the first six months of 2004 from 13.0 percent in the same period of 2003. On a consolidated adjusted basis, including OPSM's results for the six month period ended June 30, 2003, operating margin in the retail segment during the first six months of 2003 would have been 12.2 percent (see following table).

	Retail segment Income from Operations
	1H 03	1H 04	% change
	(in millions of Euro)

US GAAP results	121.9	143.5	+17.7%
% of net sales	13.0%	13.7%
OPSM results in 2003(1)	10.3
Consistent basis	132.2	143.5
% of net sales	12.2%	13.7%	+8.5%

(1)
This effect differs from the one relevant to consolidated income from operation (Euro 7.6 million) because it is gross of inter-segment elimination.

        Interest and Other Expenses—Net interest and other expense was Euro 20.6 million in the first six months of 2004 as compared to Euro 28.0 million in the same period of 2003. This decrease was attributable to net realized and unrealized foreign exchange transaction and remeasurement gain, net of Euro 1.6 million recognized in the first six months of 2004 as compared to losses of Euro 7.5 million on similar items in the same period of 2003.

        Net Income—Income before taxes increased 22.2 percent to Euro 238.6 million in the first six months of 2004, from Euro 195.3 million in the same period of 2003. As a percentage of net sales, income before taxes increased to 15.3 percent in the first six months of 2004, from 13.8 percent in the same period of 2003. Minority interest of Euro (4.9) million in the first six months of 2004 increased from Euro (3.3) million in the same period of 2003. The Company's effective tax rate was 35.0 percent in the first six months of 2004, in line with management estimate for the full year, while it was 30.1 percent in the same period of 2003. Net income increased 12.7 percent to Euro 150.1 million in the first six months of 2004 from Euro 133.3 million in the same period of 2003. Net income as a percentage of net sales increased to 9.6 percent in the first six months of 2004 from 9.4 percent in the same period of 2003.

        Basic earnings per share for the first six months of 2004 were Euro 0.34 increasing from Euro 0.30 for the same period of 2003. Diluted earnings per share for the first six months of 2004 were Euro 0.33 increasing from Euro 0.30 for the same period of 2003.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2004

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended June 30,

	2003 (Thousand of Euro)%		2004 (Thousand of Euro)%

Net sales	706,955	100.0	803,537	100.0
Cost of sales	225,084	31.8	247,174	30.8

Gross profit	481,872	68.2	556,363	69.2
Selling, general and administrative expense	369,979	52.3	417,237	51.9

Income from operations	111,893	15.8	139,127	17.3
Other expense (income)—net	12,467	1.8	14,278	1.8
Provision for income taxes	29,930	4.2	43,652	5.4
Minority interests	1,828	0.3	2,229	0.3

Net income	67,668	9.6	78,968	9.8

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, and include the results of operations of OPSM for the three month period ended June 30, 2003. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the second quarter of 2004 and the second quarter of 2003 are calculated using for each currency the average exchange rate for the three-month period ended June 30, 2003.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures exclu ding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company.

	2Q 03 U.S. GAAP results	2Q 04 U.S. GAAP results	Adjustment for constant exchange rates	2Q 04 adjusted results
	(in millions of Euro)

Consolidated net sales	707.0	803.5	25.9	829.4
Manufacturing/Wholesale net sales	297.4	312.9	5.2	318.1
Less: intercompany sales	-61.3	-50.7	-2.3	-53.0
Wholesale sales to third parties	236.1	262.2	2.9	265.1
Retail net sales	470.9	541.3	23.0	564.3

        The results of operations for the second quarter of 2004 include the results of operations of OPSM. Since the consummation of the OPSM acquisition did not occur until August 2003, the results of operations for the second quarter of 2003 exclude the results of operations of OPSM. Because of this significant change, the Company has included the following table of consolidated adjusted sales and operating income for the second quarter of 2003. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2003 and 2004 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.
the consolidated results of OPSM for the three month period ended June 30, 2003, prior to the acquisition are included in the adjusted amounts; and

2.
the elimination of wholesale sales to OPSM from Luxottica Group entities for the three month period ended June 30, 2003.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of January 1, 2003.

        The following table reflects the Company's consolidated net sales and income from operations for the second quarter of 2003 as reported and as adjusted:

	2Q 03 U.S. GAAP results	Adjustment for OPSM	2Q 03 adjusted results
	(in millions of Euro)

Consolidated net sales	707.0	66.4	773.4
Consolidated income from operations	111.9	2.6	114.5

        Net Sales.—Net sales increased 13.7 percent to Euro 803.5 million during the second quarter of 2004, as compared to Euro 707.0 million for the same period of 2003. At constant exchange rates between the periods, net sales would have increased by 17.3 percent during the second quarter of 2004, as compared to the same period of 2003. This increase was partially due to the consolidation of OPSM's results in the second quarter of 2004. The following table summarizes the combined effect on consolidated net sales of exchange rates and the OPSM acquisition to allow a comparison of operating performance on a consistent basis:

	Consolidated Net Sales

	2Q 03	2Q 04	% change
	(in millions of Euro)

US GAAP results	707.0	803.5	+13.7%
Exchange rate effect		25.9
Constant exchange rate	707.0	829.4	+17.3%
OPSM results in 2003	66.4
Consistent basis	773.4	829.4	+7.2%

        The 7.2 percent increase in net sales on a consistent basis in the second quarter of 2004 as compared to the same period of 2003 is mainly attributable to the additional sales of Ray-Ban brand, Vogue, Chanel and Arnette product lines, in addition to the additional sales of the new Prada and Versace product lines and the increased sales of our retail division.

        During the second quarter of 2004, net sales in the retail segment accounted for approximately 67.4 percent of total net sales, as compared to approximately 66.6 percent of total net sales in the same period of 2003.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM increased 15.0 percent to Euro 541.3 million for the second quarter of 2004 from Euro 470.9 million for the same period of 2003. This increase was primarily due to the inclusion of the results of OPSM, partially offset by the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales during the second quarter of 2004 would have increased by 19.8 percent as compared to the same period of 2003. The following table summarizes the combined effect on retail segment net sales of exchange rates and the OPSM acquisition, to allow a comparison of operating performance on a consistent basis:

	Retail Segment Net Sales

	2Q 2003	2Q 2004	% change
	(in millions of Euro)

US GAAP results	470.9	541.3	+15.0%
Exchange rate effect		23.0
Constant exchange rate	470.9	564.3	+19.8%
OPSM results in 2003(1)	66.8
Consistent basis	537.7	564.3	+4.9%

(1)
This effect differs from the one relevant to consolidated net sales (Euro 66.4 million) because it is gross of inter-segment elimination.

        Comparable store sales during the second quarter of 2004 increased 4.1 percent as compared to the same period of 2003.

        Net sales to third parties in the manufacturing and wholesale segment increased 11.1 percent to Euro 262.2 million for the second quarter of 2004 as compared to Euro 236.1 million in the same period of 2003. Assuming constant exchange rates, wholesale sales to third parties for the second quarter of 2004 would have increased by 12.4 percent as compared to the same period of 2003. This increase was mainly attributable to the additional sales of our Ray-Ban brand, Vogue and Chanel product lines, in addition to the additional sales of the new Prada and Versace product lines.

        On a geographic basis, operations in the United States and Canada resulted in net sales of Euro 482.8 million during the second quarter of 2004, comprising 60.1 percent of total net sales, a decrease of

Euro 2.9 million from the same period of 2003. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, operations in the United States and Canada resulted in an increase of net sales of U.S. $29.2 million as compared to the same period of 2003). Net sales for the rest of the world accounted for the remaining Euro 320.7 million of net sales during the second quarter of 2004, which represented a 44.9 percent increase as compared to the same period of 2003. This increase was mainly due to the inclusion of OPSM sales for the second quarter of 2004.

        Cost of Sales.—Cost of sales increased 9.8 percent to Euro 247.2 million in the second quarter of 2004, from Euro 225.1 million in the same period of 2003, and decreased as a percentage of net sales to 30.8 percent from 31.8 percent, respectively. Manufacturing labor costs increased 6.7 percent to Euro 64.3 million in the second quarter of 2004, from Euro 60.3 million in the same period of 2003. As a percentage of net sales, cost of labor decreased to 8.0 percent in the second quarter of 2004 from 8.5 percent in the same period of 2003. For the second quarter of 2004, the average number of frames produced daily in Luxottica's facilities (including Tristar) was approximately 125,000 as compared to 119,000 for the same period of 2003.

        Gross Profit.—For the reasons outlined above, gross profit increased 15.5 percent to Euro 556.4 million in the second quarter of 2004, from Euro 481.9 million in the same period of 2003. As a percentage of net sales, gross profit increased to 69.2 percent in the second quarter of 2004 from 68.2 percent in the same period of 2003.

        Operating Expenses.—Total operating expenses increased 12.8 percent to Euro 417.2 million in the second quarter of 2004, from Euro 370.0 million in the same period of 2003. As a percentage of net sales, operating expenses decreased to 51.9 percent in the second quarter of 2004 from 52.3 percent in the same period of 2003.

        Selling, royalty and advertising expenses increased 11.4 percent to Euro 335.9 million during the second quarter of 2004, from Euro 301.5 million in the same period of 2003. As a percentage of net sales, these expenses decreased to 41.8 percent in the first six months of 2004 from 42.6 percent in the same period of 2003. This decrease is primarily attributable to cost savings in our North American retail division.

        General and administrative expenses, including intangible asset amortization, increased 18.8 percent to Euro 81.4 million in the second quarter of 2004 from Euro 68.5 million in the same period of 2003. As a percentage of net sales, general and administrative expenses increased to 10.1 percent in the second quarter of 2004 from 9.7 percent in the same period of 2003. This increase was primarily due to the consolidation of OPSM.

        Income from Operations.—Income from operation for the second quarter of 2004 increased 24.3 percent to Euro 139.1 million, from Euro 111.9 million in the same period of 2003. As a percentage of net sales, income from operations increased to 17.3 percent in the second quarter of 2004 from 15.8 percent in the same period of 2003. On a consolidated adjusted basis, including OPSM's results for the second quarter of 2003, the increase in income from operations in the second quarter of 2004 would have been 21.5 percent as compared to the same period of 2003, as adjusted (see following table).

	Consolidated Income from Operations

	2Q 03	2Q 04	% change
	(in millions of Euro)

US GAAP results	111.9	139.1	+24.3%
% of net sales	15.8%	17.3%
OPSM results in 2003	2.6
Consistent basis	114.5	139.1	+21.5%
% of net sales	14.8%	17.3%

        Operating margin in the manufacturing and wholesale distribution segment increased to 23.2 percent in the second quarter of 2004, from 20.7 percent in the same period of 2003.

        Operating margin in the retail segment increased to 14.7 percent in the second quarter of 2004 from 14.4 percent in the same period of 2003. On a consolidated adjusted basis, including OPSM's results for the three month period ended June 30, 2003, operating margin in the retail segment during the second quarter of 2003 would have been 11.1 percent (see following table).

	Retail segment Income from Operations

	2Q 03	2Q 04	% change
	(in millions of Euro)

US GAAP results	67.6	79.5	+17.6%
% of net sales	14.4%	14.7%
OPSM results in 2003(1)	4.0
Consistent basis	71.6	79.5	+11.1%
% of net sales	13.3%	14.7%

(1)
This effect differs from the one relevant to consolidated income from operation (Euro 2.6 million) because it is gross of inter-segment elimination.

        Interest and Other Expenses.—Net interest and other expense was Euro 14.3 million in the second quarter of 2004 as compared to Euro 12.5 million in the same period of 2003.

        Net Income.—Income before taxes increased 25.6 percent to Euro 124.8 million in the second quarter of 2004, from Euro 99.4 million in the same period of 2003. As a percentage of net sales, income before taxes increased to 15.5 percent in the second quarter of 2004, from 14.1 percent in the same period of 2003. Minority interest of Euro (2.2) million in the second quarter of 2004 increased from Euro (1.8) million in the same period of 2003. The Company's effective tax rate was 35.0 percent in the second quarter of 2004, in line with management estimate for the full year, while it was 30.1 percent in the same period of 2003. Net income increased 16.7 percent to Euro 79.0 million in the second quarter of 2004 from Euro 67.7 million in the same period of 2003. Net income as a percentage of net sales increased to 9.8 percent in the second quarter of 2004 from 9.6 percent in the same period of 2003.

        Basic and diluted earnings per share for the second quarter of 2004 were Euro 0.18 increasing from Euro 0.15 for the same period of 2003.

        Other Financial and Operating Measures.—Certain of the Company's credit agreements and other financing arrangements contain financial and operating covenants which are based on, among other things, the Company's "EBITDA" and "Net Financial Charges". Although neither EBITDA nor Net Financial Charges are financial measures presented in accordance with U.S. GAAP, mamagement believes these measures are meaningful to Company's investors because they provide useful information regarding the Company's ability to service its debt.

        "EBITDA" represents net income before income tax expense, interest expense, net, depreciation and amortization of property and equipment and intangibles. When analyzing our operating performance, investors should not consider EBITDA in isolation or as a substitute for net income, cash flows from operating activities or other income statement or cash flow statement data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to that of other similarly titled measures reported by other companies. "Net Financial Charges" represents Interest Expense net of Interest Income. The following is a reconciliation of EBITDA and Net Financial Charges to operating measures based on U.S. GAAP.

EBITDA and Net Financial Charges

	Six months ended		Twelve Months ended

	June 30, 2003	June 30, 2004	Dec 31, 2003	June 30, 2004
	(Thousands of Euro)

Net Sales	1,411,502	1,563,934	2,824,636	2,977,068
Income from Operation	223,244	259,237	431,787	467,780
Depreciation and Amortization	64,462	71,564	134,840	141,942
EBITDA	287,706	330,801	566,627	609,722
% of Sales	20.4%	21.2%	20.1%	20.5%
Interest Income	2,403	2,169	5,922	5,688
Interest Expenses	(22,823)	(24,380)	(47,117)	(48,674)
Net Financial Charges	(20,420)	(22,211)	(41,195)	(42,986)

LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 2004, the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,401.0) million as compared to Euro (1,470.4) million as of December 31, 2003. This decrease in net debt is attributable to the cash generated by operating activities during the first six months of 2004.

        Set forth below is certain information regarding our net financial position as of December 31, 2003 and June 30, 2004:

	Dec. 31, 2003	June 30, 2004
	(million of Euro)	(million of Euro)

Cash	299.9	260.0
Bank overdrafts	(516.9)	(338.9)
Current portion of notes payables	0	0
Current portion of long-term debt	(390.9)	(334.7)
Notes Payable	(238.2)	(246.3)
Long-term debt	(624.3)	(741.1)

Net Financial Position	(1470.4)	(1401.0)

        "Net financial position" is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. We believe that this measure is useful to investors as a measure of credit availability, leverage capacity and liquidity. The term "net financial position" is not, and should not be considered as, a substitute for our total long-term debt, total liabilities or any other financial measures presented in accordance with U.S. GAAP. Net financial position may differ from similarly titled financial measures used by other companies.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        To refinance previously issued eurobonds, in June 2002 Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.80 percent for the term loan portion and 1.82 for the revolving portion on June 30, 2004) and the credit facility allows U.S. Holdings to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, U.S.$ 130 million was outstanding as of June 30, 2004.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (the "2002 Swap"), under which the beginning and maximum notional amount is U.S. $275 million, which decreases by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement, by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such is marked to market with the gains or losses from the change in value reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano S.p.A. In June 2000, the Company refinanced this short-term credit facility with a new credit facility with several financial institutions under which the total maximum borrowings is Euro 500 million. All amounts outstanding under this credit facility were repaid, and the credit facility was terminated in June 2003.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term loan, which required a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal repayments of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.572 percent on June 30, 2004). The revolving loan provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.529 percent on June 30, 2004). The final maturity of the credit facility is December 27, 2005. The Company can select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 375 million was outstanding as of June 30, 2004.

        In December 2002, the Company entered into two interest rate swap transactions ("Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million in each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor to a fixed rate of 2.985 percent per annum.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six month LIBOR rate plus 0.6575 percent for the Series A Notes and the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes.

        On September 2003, the Company acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of performance rights and options of OPSM for an aggregate of A$ 442.7 million (Euro 253.7 million). The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short term lines available. The new credit facility includes a Euro 150 million term loan, which will require equal semiannual installments of principal repayments of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.671 percent on June 30, 2004). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.625 percent on June 30,

2004). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 175 million was outstanding as of June 30, 2004.

        On June 3, 2004, the Company and Luxottica U.S. Holdings Corp. entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and US $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). Tranche A is a Euro 405 million Amortizing Term loan requiring nine equal quarterly installments of Euro 45 million beginning in June 2007 which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A debt, as it matures. Tranche B is a Term loan of US$ 325 million which is to be used by Luxottica U.S. Holdings Corp., a U.S. subsidiary of Luxottica Group, to finance the purchase price of the proposed acquisition of Cole. Amounts borrowed under Tranche B will mature in June 2009. Tranche C is Revolving Credit Facility of Euro 335 million-equivalent multi-currency (EURO/US$). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in June 2009. The Company can select interest periods of one, two, three or six months with interest accruing on Euro denominated loans based on the corresponding EURIBOR rate and U.S.$ denominated loans based on the corresponding LIBOR rate, both plus a Margin between 0.40 percent and 0.60 percent based on "Net Debt/EBITDA" ratio, as defined in the agreement. Interest on June 30, 2004 were 2.525 percent for Tranche A and 2.572 percent on Tranche C. The new credit facility contains certain financial and operating covenants. The Mandated Lead Arrangers and Bookrunners are ABN AMRO, Banca Intesa, Bank of America, Citigroup, HSBC, Mediobanca, The Royal Bank of Scotland (Documentation Agent) and UniCredit Banca Mobiliare. Unicredito Italiano S.p.A.—New York Branch and Unicredit Banca d'Impresa S.p.A will acts as Facility Agents. Under this credit facility, Euro 370 million were outstanding as of June 30, 2004.

        Capital expenditures for the first six months of 2004 were Euro 39.0 million.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On September 25, 2002, the Company announced that U.S. Holdings had authorized the purchase of up to 11,500,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18 month period commencing on that date. On March 20, 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the Company's ADRs, representing 2.2 percent of the authorized and issued share capital of the Company, over the 18 month period commencing on that date. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through June 30, 2004, U.S. Holdings had repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

        In May 2001, certain former stockholders of Sunglass Hut International, Inc. ("SHI") commenced an action in the U.S. District Court for the Eastern District of New York against the Company, its acquisition subsidiary formed to acquire SHI and certain other defendants, on behalf of a purported class of former SHI stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities, and rules thereunder in connection with the acquisition of SHI in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement, prior the commencement of the tender offer, with the former chairman of SHI, which purportedly involved paying consideration to such person for his SHI shares and his support of the tender offer that was higher than that paid to SHI's stockholders in the tender offer. The Company and the other defendant filed a motion to dismiss the complaint in its entirety which, on November 26, 2003, the Court granted in part and denied in part. The Court granted the Company's motion to dismiss plaintiffs' claim under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, but denied the Company's motion to dismiss the claims under Rule 14d-10 relating to the consulting, non-disclosure and non-competition agreement with Mr. Hauslein, the former chairman of SHI, and aiding and abetting alleged breaches by SHI's former directors of their fiduciary duties, noting that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs' allegations in the complaint as true. The Company continues to believe that the claims that were not dismissed are without merit and that its defenses are meritorious, and will continue to defend against such claims vigorously. However, the Company can provide no assurance as to the outcome of the case.

        In December 2002, the Company was informed that the Attorney General of the State of New York is conducting an investigation into the Company's pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. The Company has been fully cooperating with this investigation and intends to continue to do so, by providing documents and other information to the New York Attorney General. Although the Company believes it has not violated any applicable antitrust laws, it is unable at this time to predict the outcome or timing of this investigation.

        On August 29, 2003, the Securities Appellate Tribunal (SAT) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT's decision and that the Company, through its subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. The Company expects the aggregate cost of the offer to be approximately Euro 10 million, including stipulated interest increments. In accordance with applicable Indian regulation, the Company placed in escrow with the Manager of the Offer Rs 226 million (Euro 4.2 million). On November 17, 2003, the Supreme Court of India stayed the SAT's order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs 630.6 million (Euro 11.9 million). The Company complied with such requirement and the review had been delayed until a date yet to be determined.

        On June 16, 2004, the Company and Donna Karan International announced the signing of a five-year licensing agreement for the design, production and worldwide distribution of Donna Karen and DKNY prescription frames and sunglasses. The initial agreement, which will begin on January 1, 2005, is renewable for an additional five years through December 2014.

        On July 27, 2004 the Board of the Company appointed Andrea Guerra, 39, chief executive officer. Mr. Guerra also joined the Board replacing a departing director.

        On September 14, 2004 the Company's board of directors approved an increase to the number of independent directors on its Board to five. At the Group's Ordinary and Extraordinary Meeting held on September 14, 2004 in Milan, Italy, shareholders approved the appointment of three additional directors to the Board, for a total of 12, as already provided in the Company's By-laws: Sergio Erede, Gianni Mion and Sabina Grossi. At the same time, shareholders confirmed, in accordance with Italian Law, the appointment of Andrea Guerra, chief executive officer, to Luxottica Group's Board of Directors.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3 -"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2003.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, risks that the merger with Cole National Corporation will not be completed, including risks that regulatory or stockholder approval of the merger will not be obtained, risks that legislative or regulatory developments may occur that could have the effect of delaying or preventing the merger and uncertainty as to the timing of obtaining regulatory approval, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights, and other risks and uncertainties referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2003 (included under Item 3—"Key Items—Risk Factors") and its other filings with the securities and Exchange Commission.

LUXOTTICA GROUP S.p.A.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By:	/s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

Date: September 28, 2004

        Set forth below is the text of a press release issued by the Company for the six months ended June 30, 2004. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica Group Announces Results for the Six- and Three-Month Periods Ended June 30, 2004, Appoints Andrea Guerra as New Chief Executive Officer

Group highlights for the second quarter of 2004:

    •     Net sales up 13.7 percent to EUR 803.5 (US$967.9 million)

    •     Operating income up 24.3 percent to EUR 139.1 million

    •     Net income up by 16.7 percent to EUR 79.0 (US$95.1 million)

    •     Earnings per share (or ADS) to EUR 0.18

    •     Earnings per ADS of US$0.21

Group highlights for the first half of 2004:

    •     Net sales up 10.8 percent to EUR 1,563.9 (US$1,919.4 million)

    •     Operating income up 16.1 percent to EUR 259.2 million

    •     Net income up by 12.7 percent to EUR 150.1 (US$184.3 million)

    •     Earnings per share (or ADS) to EUR 0.34

    •     Earnings per ADS of US$0.41

        Milan, Italy, July 27, 2004—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-and six-month periods ended June 30, 2004(1).

Consolidated Results

    •     Second quarter results

        Consolidated net sales for the quarter improved year-over-year by 13.7 percent to EUR 803.5 million.

        Consolidated operating income for the quarter improved year-over-year by 24.3 percent to
EUR 139.1 million. Consequently, consolidated operating margin for the quarter rose to 17.3 percent, from 15.8 percent for the same quarter last year.

        Consolidated net income for the quarter improved year-over-year by 16.7 percent to
EUR 79.0 million. Consequently, consolidated net margin for the quarter was 9.8 percent.

        Earnings per share or per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.18. In U.S. Dollars, earnings per ADS (EPADS) for the quarter were US$0.21.

    •     First half results

        Consolidated net sales for the six-month period improved year-over-year by 10.8 percent to
EUR 1,563.9 million.

        Consolidated operating income for the period improved year-over-year by 16.1 percent to EUR 259.2 million. Consequently, consolidated operating margin was 16.6 percent, compared with 15.8 percent for the comparable six-month period last year.

        Consolidated net income for the period improved year-over-year by 12.7 percent to EUR 150.1 million. Consequently, consolidated net margin was 9.6 percent.

        Earnings per share or per American Depositary Share (ADS) (one ADS represents one ordinary share) for the period were EUR 0.34. In U.S. Dollars, earnings per ADS (EPADS) for the quarter were US$0.41.

        Consolidated net outstanding debt as of June 30, 2004, was EUR 1,401.0 million compared with EUR 1,470.4 million as of December 31, 2003. This reflected an improvement of EUR 69.4 million, due to positive cash flow generation for the six-month period and notwithstanding the payment during the period of EUR 95.5 million in cash dividends for fiscal year 2003.

    •     Chairman's statement:

        Leonardo Del Vecchio, chairman of Luxottica Group, commented: "We are pleased with the year-to-date performance of our retail and, in particular, wholesale operations. In fact, assuming constant exchange rates, consolidated sales for the first half of the year would have risen by 17.3 percent. Consequently, we are now comfortable raising our earnings forecast for the full year to earnings per share (EPS) of EUR 0.65, or EPADS of US$0.81. At the same time, our expectations continues to be for a Euro/U.S. Dollars exchange rate of EUR 1.00 = US$1.25."

Breakdown of Manufacturing/ Wholesale and Retail Results

    •     Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for the six-month period improved year-over-year by 6.6 percent to EUR 611.0 million. Manufacturing/wholesale operating income for the period rose by 11.5 percent to EUR 140.5 million, reflecting an operating margin of 23.0 percent. Operating margin for the first half of 2003 was 22.0 percent.

        Mr. Del Vecchio, commenting on the results of the manufacturing/wholesale division, continued: "Results of our wholesale division continued to reflect the overall positive momentum of our operations. In particular, for the first half of the year, wholesale sales to third parties are showing growth rates of nearly ten percent, reflecting the strong performance of our house brands, Ray-Ban above all, as well as of the other fashion brands in our portfolio. In addition, profitability levels at the division improved, as the result of greater economies of scale at the production and distribution level, particularly during the second quarter."

    •     Retail Division

        Retail sales for the six-month period improved year-over-year by 11.3 percent to EUR 1,046.6 million. Same store sales for the period improved year-over-year by 4.2 percent(2).

        Retail operating income for the first half of the year rose by 17.7 percent to EUR 143.5 million, resulting in an operating margin of 13.7 percent.

        Same store sales for the second quarter improved year-over-year by 4.1 percent.

        Mr. Del Vecchio concluded: "The results of our retail division in the U.S. mirror the trend we are seeing on the wholesale front: our premium brand strategy is paying off even in an increasingly competitive environment. This allowed us to generate positive sales and operating income growth, behind our core strengths of quality, fashionable products and exceptional customer service."

Other Corporate Developments

        The Board of Luxottica Group today appointed Andrea Guerra, 39, chief executive officer. Mr. Guerra also joins the Board, replacing a departing director.

        Roberto Chemello, 50, formerly chief executive officer of Luxottica Group, will remain on the Board as a director. Mr. Chemello is also chief executive officer of Luxottica S.r.l., a subsidiary of Luxottica Group.

        Finally, the Board called the Group's Ordinary and Extraordinary Shareholders' Meeting for September 14, 2004, on first call, and for September 16, on second call. At the Meeting, the Board will submit to shareholders for approval the addition of three directors to the Board, for a total of 12, as already provided in the Group's By-laws. The Board will also propose the reappointment of Sabina Grossi, 39, as well as the appointment of Sergio Erede, 64, and Gianni Mion, 59, as non-executive directors. Shareholders will also have to confirm the appointment of Mr. Guerra to the Board and the new corporate governance model resulting from the resolutions of the Meeting.

About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

        In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette™ and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of EUR 2,824.6 and EUR 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

        Certain statements in this press release may constitute "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, risks that the merger with Cole National Corporation will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assumes any obligation to update them.

Company contacts

Sabina Grossi	Alessandra Senici
Director, Investor Relations	Investor Relations

Luca Biondolillo Director, Corporate Communications

Email: Investorrelations@luxottica.com Tel.: +39-02-8633-4665

(1)
Unless otherwise noted, all comparisons made in this announcement are between the three-and six-month periods ended June 30, 2004, and the equivalent three-and six-month periods ended June 30, 2003. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban, and retail components, which include Sunglass Hut International, LensCrafters and OPSM Group. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended June 30, 2004, of EUR 1.00 = US$1.2046, compared with EUR 1.00 = US$1.1372 for the second quarter of 2003. For the six-month period ended June 30, 2004, results were converted at the average exchange rate of EUR 1.00 = US$1.2273, compared with EUR 1.00 = US$1.1049 for the equivalent period of 2003. Results of the OPSM Group operations were consolidated into the Group's results as of August 1, 2003.

(2)
Same store sales are intended as sales that, for comparison purposes, are normalized by using in the calculation only stores open during the comparable period the previous year, the same exchange rates and the same consolidation area. In this case, for the purposes of rendering a picture of the Group's retail results as complete as possible, results of OPSM Group were included in the comparison as if the operations had been consolidated as of January 1, 2003. As a reminder, OPSM Group was formally consolidated into Luxottica Group's as of August 1, 2003.

#  #  #

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

The Bank of New York (ADR Depositary Bank)•101 Barclay Street West, New York, NY 10286 USA

Tel. + 1.212.815.8365 - Fax + 1.212.571.3050

LUXOTTICA s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

KILLER LOOP EYEWEAR s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

SUNGLASS HUT INTERNATIONAL, INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
HANS-PINSEL STR. 9A - 85540
MÜNCHEN - DEUTSCHLAND

LUXOTTICA PORTUGAL SA
R. JOÃO DE FREITAS BRANCO, 32-C - 1500-359
LISBOA - PORTUGAL

LUXOTTICA FRANCE S.A.
LES ESPACES DE SOPHIA - BÂT. B 80,
ROUTE DES LUCIOLES - VALBONNE
06902 SOPHIA ANTIPOLIS CEDEX
FRANCE

LUXOTTICA IBERICA SA
C/SILICI, 79-81
08940 CORNELLÀ DE LLOBREGAT
BARCELONA - ESPAÑA

LUXOTTICA U.K. LTD
IRON BRIDGE CLOSE - GREAT CENTRAL WAY
LONDON NW 10 0NW
UNITED KINGDOM

LUXOTTICA BELGIUM N.V.
AIRPORT BUSINESS CENTER -
LUCHTHAVENLEI 7/A
2100 DEURNE - BELGIUM

LUXOTTICA HELLAS AE
ANTHOUSAS AVE, 3-153 51 PALLINI - GREECE

LUXOTTICA SWEDEN A.B.
TRÄLÕSVÄGEN, 14 - VÄSTRA FRÖLUNDA
GÖTEBORG - SVERIGE

SUNGLASS HUT AUSTRALIA PTY LIMITED
UNIT 2
SKYLINE PLACE FRENCH FOREST
AUSTRALIA

LUXOTTICA (SWITZERLAND) AG
WIESENSTRASSE, 1 - 4900 LANGENTHAL - SCHWEIZ

LUXOTTICA POLAND SP.Z.O.O
UL.ZACHODNIA 5/73
30-350 KRAKOW, POLAND

LUXOTTICA NEDERLAND B.V.
POSTBUS 506 - VAN DEN EIJNDEKADE, 2
2100 AM HEEMSTEDE - NEDERLAND

OY LUXOTTICA FINLAND AB
SINIKALLIONTIE 12 - 02630 ESPOO - SUOMI

LUXOTTICA VERTRIEBS GMBH
INKUSTRASSE, 1 - 7-A-3400
KLOSTERNEUBURG - ÖSTERREICH

LUXOTTICA NORGE AS
STORGT, 23
3611 KONGSBERG - NORWAY

LUXOTTICA GOZLUK TIC. A.S.
SEHITLER CAD. 1519 - SOKAK N. 5
UMURBEY IZMIR - TURKEY

AVANT-GARDE OPTICS LLC
44 HARBOR PARK DRIVE -
PORT WASHINGTON
NEW YORK 11050 - USA

LENSCRAFTERS INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA CANADA INC.
947, VERBENA ROAD - MISSISSAUGA
TORONTO - ONTARIO L5T 1T5 - CANADA

LUXOTTICA DO BRASIL LTDA
AVENIDA TAMBORÉ,
1180-MODULO B03-CEP 06460-000 BARUERI
SÃO PAULO - BRASIL

OPSM GROUP LIMITED
UNIT 97, 79-99 ST HILLIERS ROAD
AUBURN NSW 2144 - AUSTRALIA

LUXOTTICA MÉXICO S.A. DE C.V.
MONTE ELBRUZ 132 - 9 PISO
ENTRE MOLIERE Y BLVD. M.
AVILA CAMACHO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO D.F. - MÉXICO

LUXOTTICA ARGENTINA S.R.L.
AVENIDA ALICIA MOREAU DE JUSTO, 550
PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
ARGENTINA

MIRARI JAPAN LTD
AOBADAI BUILDING - 8F
10-9 AOBADAI 3 - CHOME
MEGURO-KU, TOKYO 153-0042 - JAPAN

LUXOTTICA SOUTH AFRICA (PTY) LTD
UNIT 5, 778 RICHARDS DRIVE - MIDRAUD,
1685-PRIVATE BAG X213
HALFWAY HOUSE 1685 - SOUTH AFRICA

LUXOTTICA AUSTRALIA PTY LTD
UNIT 97 - 79-99 ST. HILLIERS ROAD
AUBURN NSW - 2144 SYDNEY - AUSTRALIA

LUXOTTICA OPTICS LTD.
32 MASKIT ST. - HERZELIA-PITUAH -
P.O.B. 2038 HERZELIA 46120 - ISRAEL

LUXOTTICA GULF L.L.C.
KENDAH HOUSE - SHEIK ZAYED ROAD
P.O. BOX 62504 - DUBAI - U.A.E.

MIRARIAN MARKETING PTE LTD
315 OUTRAM ROAD, 13-04 TAN BOON
LIAT BUILDING, 169074 SINGAPORE

RAY BAN SUN OPTICS INDIA LTD
FLAT 802, TOWER-A
SIGNATURE TOWERS, SOUTH CITY
GURGAON 12202 INDIA

LUXOTTICA (DONG GUAN) TRISTAR
OPTICAL CO. LTD.
OU DENG CUN
DONG GUAN CITY
GUAN DONG PROVINCE
THE PEOPLES REPUBLIC OF CHINA

LUXOTTICA OPTICS LTD.
32 MASKIT ST - HERZELIA - PITUAH
P.O.B. 2038 HERZELIA 46120-ISRAEL

SUNGLASS HUT (UK) LIMITED
IRON BRIDGE CLOSE
GREAT CENTRAL WAY
LONDON, NW 10 ONW

www.luxottica.com

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